Date:  11th April 2013

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention Corey A. Jennings

Re:	Blue Ocean Resources Pte. Ltd.
Application for Qualification of Indenture on Form T-3
Filed February 25, 2013
File No. 022-28986

Thank you for your letter dated March 22, 2013.  For your reference we have included, along with our response, your questions/comments in italics, using the same numbering referencing in your letter.

General

1.
Please have each guarantor/obligor identified in this Form T-3 file separate applications on Form T-3.  Refer to Interpretation 201.03 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

Each of the Issuer and the guarantors/obligors identified in the Form T-3 have filed separate applications on Form T-3 under their respective Central Index Key’s, being:

•	Blue Ocean Resources Pte. Ltd.: 0001569318, File No. 022-28986

•	PT Central Proteinaprima Tbk.: 0001569523, File No. 022-28986-05

•	PT Centralwindu Sejati: 0001569324, File No. 022-28986-01

•	PT Centralpertiwi Bahari: 0001569525, File No. 022-28986-03

•	PT Marindolab Pratama: 0001569326, File No. 022-28986-04

•	PT Central Panganpertiwi: 0001569524, File No. 022-28986-02.

Form T-3

Item 2. Securities Act exemption applicable, page 3

2.
You disclose on page 3, that the amended and restated notes will be issued by you in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933.  Based on your disclosure in the filing, a fairness hearing has not been held and a final order approving the scheme has not been issued.  Prior to requesting effectiveness, the requirements of Section 3(a)(10) must be satisfied.  Once you meet the requirements of Section 3(a)(10), please amend your application for qualification to provide appropriate disclosure that the requirements have been met and file a copy of the final order approving the scheme.

BLUE OCEAN RESOURCES PTE LTD
8 Murray Street #01-01 Singapore 079522   Tel: (65) 62231149 Fax: (65) 62262304 / 62239014 Email: Enquiries@blue-ocean.com.sg ROC/B Ref No. 200610255E

Noted.  Once we meet the requirements of Section 3(a)(10) of the Securities Act we will amend our application for qualification to provide appropriate disclosure that the requirements have all been met and we will file a copy of the final order approving the scheme along with such amended application.

3.
Please include in your disclosure in response to Item 2(b) a brief description of how you will satisfy each of the conditions set forth in Staff Legal Bulletin No. 3A (CF), dated June 18, 2008.  Among other matters, please state whether the High Court of the Republic of Singapore is aware that the obligors will rely on the Section 3(a)(10) exemption based on that court’s approval of the transaction.

Noted.  This will be addressed in amendment #1 to the Form T-3.

4.
Please revise your reference to “among other things” in the second paragraph under this heading to make clear what else may be considered by the court.  Make clear, for example, whether the court will consider statements of your creditors or allow your creditors to appear.

Noted.  This will be addressed in amendment #1 to the Form T-3.

Item 4. Directors and executive officers, page 5

5.	Please revise your disclosure or confirm that “Saleh” is the full name of the Director of Finance for PT Central Proteinaprima and Commissioner for P.T. Centralpertiwi Bahari.

We confirm that “Saleh” is the full and legal name of the Director of Finance for PT Central Proteinaprima Tbk. and Commissioner for PT Centralpertiwi Bahari.

Item 5. Principal owners of voting securities, page 8

6.	Please identify the natural person or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities listed under this item.

Noted.  This will be addressed in amendment #1 to the Form T-3.

Item 8. Analysis of Indenture provisions, page 11

7.
We note the bracketed language in the indenture indicating that you might obtain a Chapter 15 order granting recognition of the Singapore proceeding.  Please confirm that the entry of an order under the Bankruptcy Code would not trigger the default provisions of the indenture.

We confirm that the entry of any order under Chapter 15 of the U.S. Bankruptcy Court pursuant to which the Singapore scheme of arrangement is recognized in the U.S. will not breach the terms of the amended and restated indenture.  This is because if we seek to obtain a Chapter 15 order granting recognition of the Singapore scheme of arrangement, the amended and restated indenture will not be signed until after the Chapter 15 order is granted.  It is possible that the entry of any such order could breach the terms of the existing indenture.  However:  (i) the existing notes are already in default and due and payable; and (ii) under the terms of the Singapore scheme of arrangement, each holder of the existing notes and the trustee will have consented to the issuer proceeding with the Chapter 15 application.

Form T-1

Item 16. List of Exhibits

8.
Please amend Exhibit 7 of your filing to include a copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.  In this regard, we note that the report filed with your T-1 is as of September 30, 2012.

Noted.  We will include a report dated as of February 4, 2013 (which is the latest report made available to us) in amendment #1 to the Form T-3.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further enquiries, please contact the undersigned at +65 6223 1149 (Office) / +65 9450 2222 (Mobile) / +65 6226 2304 (Fax) or via email at martial@blue-ocean.com.sg.

Yours truly,

By:	/s/ Martial Jean Francois Nicolas
Name:	Martial Jean Francois Nicolas
Title:	Director